EXHIBIT 99.  REPORT TO HOLDERS OF ELI LILLY AND COMPANY
                CONTINGENT PAYMENT OBLIGATION UNITS



In 1993, sales of Hybritech Incorporated, including royalties,
decreased to $149.0 million.   Sales (restated to include Pacific
Biotech, Inc.) in 1992 were $172.9 million, essentially the same as 1991.

Product sales declined in 1993 due primarily to lower unit volume and unfavorable exchange rate comparisons. Sales of the company's largest selling product, Tandem (Registered) PSA, a prostate cancer test, were down when compared to 1992 due to competition.

Hybritech's gross profits declined 19 percent, to $73.2 million in 1993, compared with $90.7 million and $104.6 million in 1992 and 1991, respectively. The gross-profit decline in 1993 was largely the result of lower sales, higher costs, and the impact of the company's fourth quarter restructuring.

Beginning in 1993, Hybritech combined certain operations with Pacific Biotech, Inc. (PBI), another wholly owned subsidiary of Eli Lilly and Company; therefore, 1992 and 1991 sales and gross margin have been restated to include the impact of PBI in the CPU calculation.

Under the terms of the Contingent Payment Obligation Unit, payments are earned if the sum of 6 percent of sales and 20 percent of gross profits exceeds the annual deductible. The annual deductible was originally set in 1986 at $11 million and increases at a compounded rate of 35 percent per year thereafter. The deductibles through 1995 are as follows:

(Dollars in millions)
1991       1992       1993       1994       1995
- ------------------------------------------------
$49.3      $66.6      $89.9      $121.4     $163.8

In accordance with the formula, no payment was earned in 1993.

Tandem (Registered)(dual monoclonal sandwich assay kits, Hybritech)